
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
180
SECTION



SECUR 07002857 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 28866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wien & Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street
(No. and Street)

New York	NY	10165-0015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Labell (212) 850-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue	New York	NY	10017-4696
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Labell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wien & Malkin Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2-26-07
Signature

Executive Vice President, Finance
Title

DESIREE P. WARNER
Notary Public, State of New York
No. 01WA5020659
Qualified in Richmond County
Commission Expires November 22, 2009

[signature] 2-26-07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

TO WIEN & MALKIN SECURITIES CORP.

We have audited the accompanying balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien & Malkin Securities Corp. at December 31, 2006 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 19, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com


Associated worldwide with JHI

WIEN & MALKIN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 329,210	
Investment in NASD shares	598,557	
Due from affiliates	95,540	
Furniture and improvements (at cost, less accumulated depreciation of $28,574)	3,597	
TOTAL ASSETS		$ 1,026,904

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and taxes	$ 84,855	
Deferred tax liability	21,672	
		$ 106,527
Stockholders' equity:		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	13	
Additional paid-in-capital	630,350	
Accumulated surplus	308,948	
		939,311
Less, treasury stock (at cost), 531 shares		(18,934)
Total stockholders' equity		920,377
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,026,904

See independent auditors' report and notes to financial statements

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Income:		
Syndication fees	$ 654,290	
Increase in unrealized gain on NASD shares	229,197	
Interest and dividend income	17,465	
Total		$ 900,952
Expenses:		
Professional and consulting fees	122,416	
Wages and employee related costs	378,995	
Regulatory fees	9,748	
Accounting fees	9,000	
Promotion and marketing	145,136	
Rent and utilities	33,171	
Office expense	49,478	
Depreciation and amortization	2,526	
Total expenses		750,470
Net income before income tax benefit		150,482
Income tax benefit		12,443
NET INCOME		$ 162,925
NET INCOME PER SHARE		$ 218.99
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	TOTAL SHAREHOLDERS' EQUITY	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED SURPLUS	TREASURY STOCK
BALANCE, JANUARY 1, 2006	$ 857,452	$ 13	$ 475,000	$ 401,373	$ (18,934)
Net income	162,925	-	-	162,925	-
Shareholders' contributions	155,350	-	155,350	-	-
Shareholders' distributions	(255,350)	-	-	(255,350)	-
BALANCE, DECEMBER 31, 2006	$ 920,377	$ 13	$ 630,350	$ 308,948	$ (18,934)

See independent auditors' report and notes to financial statements

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 162,925	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,526	
Increase in unrealized gain on NASD shares	(229,197)	
Decrease in due from affiliates	488,365	
Decrease in accrued expenses and taxes	(37,678)	
Increase in deferred tax liability	21,672	
Net cash provided by operating activities		$ 408,613
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in NASD shares		(155,520)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' contributions	155,350	
Shareholders' distributions	(255,350)	
Net cash used in financing activities		(100,000)
NET INCREASE IN CASH		153,093
CASH AND CASH EQUIVALENTS, JANUARY 1, 2006		176,117
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2006		$ 329,210

See independent auditors' report and notes to financial statements

WIEN & MALKIN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Wien & Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures affiliated with the Corporation's shareholders.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and New York State income taxes have not been provided because the shareholders have elected to have the Corporation treated as a S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. State S Corporation and local income taxes have been provided for.

Promotion and Marketing Costs

Promotional and marketing costs are expensed as incurred.

Cash Equivalents

Cash equivalents consist of amounts held in a money market mutual fund.

NOTE 3 - RELATED PARTY TRANSACTIONS

Peter L. and Anthony E. Malkin are the sole shareholders of the Corporation owning, respectively, 70% and 30% of the outstanding shares.

Peter L. Malkin is Chairman of Wien & Malkin LLC which provides or obtains services for the Corporation. Anthony E. Malkin is President of Wien & Malkin LLC.

The Corporation incurred fees and disbursements to Wien & Malkin LLC for the year ended December 31, 2006 in the amount of $166,638.

(Continued on next page)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Corporation had net capital of $746,563, which was $741,563 in excess of its minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 5 - SUBSCRIPTION FOR WARRANTS

In December 2000 the Corporation subscribed to warrants to purchase a maximum of 38,880 shares of common stock of The National Association of Securities Dealers, Inc (NASD). The cost of the warrants was $136,080. The warrants were exercisable as follows:

TRANCHE	MAXIMUM NUMBER OF SHARES OF COMMON STOCK SUBJECT TO EXERCISE	EXERCISABLE ON OR AFTER 9:00 A.M. NEW YORK CITY TIME ON	VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON	EXERCISE PRICE PER SHARE OF COMMON STOCK
TRANCHE 1	9,720	JUNE 28, 2002	JUNE 27, 2003	$13.00
TRANCHE 2	9,720	JUNE 30, 2003	JUNE 25, 2004	$14.00
TRANCHE 3	9,720	JUNE 28, 2004	JUNE 27, 2005	$15.00
TRANCHE 4	9,720	JUNE 28, 2005	JUNE 27, 2006	$16.00

On May 8, 2006, the corporation exercised the 4th tranche and received voting trust certificates convertible into 9,720 shares at a cost of $155,520 (exclusive of the $34,020 cost of the warrants). The corporation has exercised the total of 19,440 warrants (which were converted to shares) at a cost of $301,320 (exclusive of the $68,040 cost of the warrants).

The first two tranches expired on June 27, 2003 and June 25, 2004, respectively, and were not exercised.

The Corporation reports all of its investments in NASD shares at fair market value, with unrealized gain included in the attached statement of operations.

(Continued on next page)

WIEN & MALKIN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS - (concluded)
DECEMBER 31, 2006

NOTE 6 – INCOME TAX BENEFIT

The income tax benefit is comprised of New York City income tax attributable to:

Prior year's over accrual - current	$ 18,010
Current year's tax provision	(33,010)
2006 deferred benefit	27,443
	$ 12,443

NOTE 7 - CONCENTRATION OF CREDIT RISK

At December 31, 2006, the Corporation maintains cash balances in bank accounts and a balance of $298,802 in a single money market mutual fund. The bank accounts are insured by the Federal Deposit Insurance Corporation and at December 31, 2006 were fully insured.

WIEN & MALKIN SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 920,377
Less: 15% of investment in NASD shares	89,784	
Due from affiliates	95,540	
Furniture and improvements net of accumulated depreciation	3,597	
2% of Money Market accounts	6,565	
		195,486
		724,891
Add: Deferred tax liability		21,672
NET CAPITAL UNDER RULE 15c3-3		$ 746,563
AGGREGATE INDEBTEDNESS		$ 84,855

COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital requirement @ 1500% (SEC)	5,657
Net capital requirement @ 1000% (NASD)	8,486
Excess of net capital over minimum capital required	741,563
Excess of net capital @1500% (SEC)	740,906
Excess of net capital @ 1000% (NASD)	738,077

No material difference exists between the Corporation's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2006.

The Corporation is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 190 SECTION

TO: The Stockholders of Wien & Malkin Securities Corp.

In planning and performing our audit of the financial statements of Wien & Malkin Securities Corp. (the Corporation), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following areas of testing are not applicable:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com


jhi

Associated worldwide with JHI

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 19, 2007

END